SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, released on September 29, 2005, regarding the grant to PacifiCorp of $26 million of additional annual revenues in Oregon general rate case.

Safe Harbor

Some statements contained in the attached announcement are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These include statements with respect to Scottish Power plc, its corporate plans, strategies and beliefs and other statements that are not historical facts. These statements can be identified by the use of the forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “believe”, “intend”, “estimate”, “continue”, “plan”, “project”, “target”, “on track to”, “strategy”, “aim”, “seek”, “will meet” or other similar words. These statements are based on management’s assumptions and beliefs in light of the information available to it. These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

We wish to caution readers, and others to whom forward-looking statements are addressed, that any such forward-looking statements are not guarantees of future performance and that actual results may differ materially from estimates in the forward-looking statements. We undertake no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof. We identified in certain of our filings with the U.S. Securities and Exchange Commission, including our most recent annual report on Form 20-F, important factors that may cause results to differ from expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: September 29, 2005	By:	/s/ Donald McPherson
Donald McPherson Assistant Company Secretary

ScottishPower’s PacifiCorp granted $26 million in Oregon General Rate Case

ScottishPower announces that on 28 September 2005, PacifiCorp, its US regulated energy business, was granted $26 million of additional annual revenue by the Oregon Public Utility Commission (OPUC).

PacifiCorp originally filed for a $102 million increase in November 2004 and, through settlement agreements, reduced its request to $52.5 million to resolve issues in the case and to reflect more current costs, including net power costs and revised load forecasts. This order resolves the remaining issues in the case.

The difference in revenue requirement of $26 million is entirely attributed by the OPUC to $16 million of taxes related to the implementation of the recently enacted Oregon Senate Bill 408 (SB408) tax legislation. ScottishPower is very disappointed with the outcome related to the SB408 tax adjustment and expects to explore its options to remedy this.

This order will result in a 3.2% average increase in rates for Oregon customers, with effect from 4 October 2005. The order grants recovery of all capital costs requested.

For Further Information:

Jennifer Lawton	Head of Investor Relations	0141 636 4527
Colin McSeveny	Group Media Relations Manager	0141 636 4515